EXHIBIT 99.7


RNS Number:0621V
Bright Station PLC
1 December 2000



IVENTURI SIGNS AGREEMENT WITH BRIGHT STATION'S SMARTLOGIK KNOWLEDGE MANAGEMENT SUBSIDIARY

London, 1 December 2000, Smartlogik (www.smartlogik.com), the Internet infrastructure solutions subsidiary of Bright Station plc (LSE: BSN, NASDAQ:
BSTN) (www.brightstation.com), today announced that it has signed a licensing contract with iVenturi - a significant company (See About iVenturi below) providing products and business solutions to the New Product Development (NPD) marketplace.

Smartlogik will provide its software solutions, including MuscatStructure and MuscatDiscovery, which will form part of iVenturi's fully integrated, web-based worksystem of tools and business services that accelerate new product development.


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"By  partnering   with   Smartlogik,   iVenturi  can  deliver  an  NPD  solution
incorporating  cutting  edge  Knowledge  Management   technology",   said  Brett
Shellhammer, COO of iVenturi. "We believe that Smartlogik provides added value to our customer proposition and based on the collective experience of the iVenturi shareholders I have little doubt that we will set new standards for the development of new products and services industry-wide."

Smartlogik software enables organisations to manage information over intranets and the Internet in order to fully leverage their intellectual capital. Smartlogik brings technology, application and experience to corporate knowledge systems, leaving businesses to focus on creativity.

"This contract represents a significant win in the US for Smartlogik both in terms of dollar value and the prestige of the clients shareholder base", said Stephen Hill, CEO of Smartlogik. " Having established a US Team based on the East and West coasts I feel confident that with deals such as iVenturi, we are in an excellent position to continue to build our reputation in the US marketplace."



About iVenturi

iVenturi is a web-based worksystem that decreases time-to-market and increases productivity for new product development (NPD) professionals with the first, fully integrated set of tools, business services, and expertise in a secure, centralized environment. For new product development teams,


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these tools and business  services improve overall NPD efficiencies  that reduce development costs and deliver a greater return on NPD investments. iVenturi was conceptualised in late 1999 by The Dow Chemical Company (NYSE: DOW), and officially launched in October 2000 as a collaborative effort between Dow, Andersen Consulting, and campsix. For more information, please visit http:// www.iventuri.com.



About Smartlogik

Smartlogik is an Internet infrastructure solutions provider using powerful and scaleable Muscat technology. A team of experienced knowledge and portal consultants, sales people and developers, brought together from leading portal companies, supports this proven technology. Smartlogik helps to maximise the potential of corporate knowledge combined with the ability to retrieve the most accurate, relevant and timely data from ever expanding sources of external information. In the new knowledge economy Smartlogik offers complete knowledge solutions designed to give measurable advantage and ensures total solution implementation and support.



-ENDS-



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Notes for Editors:

Bright Station plc is a technology company and leading provider of Internet and eCommerce solutions.



For further information:

Nick Chaloner
Head of Corporate Communications,
Bright Station plc
+44 20 7930 6900
nickchaloner@brightstation.com

Sonya Prybutok
Director, Corporate Communications
IVenturi
+1 415.437.4165
sonya@iventuri.com

John Olsen/Nick Lockwood
Hogarth Partnership
+44 20 7357 9477
nlockwood@hogarthpr.co.uk

David Collins/Robert Rinderman
Jaffoni & Collins
+1 212 835 8500
BSTN@jcir.com


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